SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration No: 1431 - 1

MINUTES OF THE ONE HUNDRED AND NINTEITH

ORDINARY SHAREHOLDERS’ MEETING

1.   VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE: 05.09.2019 – 2:00 p.m. 3. PRESIDING BOARD: MARCEL MARTINS MALCZEWSKI - Chairman; DANIEL PIMENTEL SLAVIERO - Executive Secretary; and DENISE TEIXEIRA GOMES - Meeting Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

I.	The Board of Directors received information and discussed the scenario for the Company's funding and debt plan.
II.

The Board of Directors unanimously approved the 8th Issue of simple, non-convertible, unsecured debentures, in a single series, for public distribution with restricted distribution efforts, for Companhia Paranaense de Energia - Copel, pursuant to CVM Instruction 476, dated January 16, 2009.

III.

The Board of Directors unanimously validated all corporate acts already taken by Copel Geração e Transmissão S.A. and Copel (Holding), in lower courts regarding: a) the extension in maturity of the loan agreements signed between the São Miguel II and São Miguel III wind farms with Copel Geração e Transmissão S.A. to May 31, 2019; e b) the authorization of the Company's Executive Officers to perform all necessary and/or convenient acts for the implementation and formalization of the resolutions taken at this meeting.

IV.

The Board of Directors reviewed the preliminary version of the Interim Financial Statements for the first quarter of 2019 of Copel (Holding). The final version will be evaluated and voted on by May 14, 2019.

V.

The Board of Directors, after hearing the Statutory Audit Committee (CAE), unanimously resolved to: a) authorize the signing of fuel supply agreements for the Araucária Electric Gas Power Plant, under the proposed terms and according to documentation that is filed at the Company; b) approve the Corporate Guarantee, as provided for in the gas supply agreement (including additional guarantees for new agreements); c) authorize the members of the UEGA Administrative Committee to sign new agreements, provided that the gas price per unit does not exceed the amounts established by this body, for the second quarter of 2019 as well as for the following quarters, during a maximum period of up to twelve (12) months; and d) request that the signing of the new agreements previously authorized within the scope of the previous item are sent to the Statutory Audit Committee of Copel (Holding) for their knowledge and monitoring.

VI.	The Board of Directors resolved to unanimously approve the adjustments to the 2019 Board meetings calendar.
VII.	The Board of Directors received a report from the Statutory Audit Committee on several matters.
VIII.	The Board of Directors received a report from the Chief Executive Officer on several matters.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chairman; DANIEL PIMENTEL SLAVIERO - Executive Secretary; ADRIANA ANGELA ANTONIOLLI; CARLOS BIEDERMANN; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; LUIZ CLAUDIO MAIA VIEIRA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; e DENISE TEIXEIRA GOMES - Secretary.

The full text of the minutes of the 190th Ordinary Meeting of Copel’s Board of Directors was drawn up in the Company’s own book Nr. 10.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date May 10, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.